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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)*



                         THE ESTEE LAUDER COMPANIES INC.
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                                (NAME OF ISSUER)


        CLASS A COMMON STOCK,                              518439 10 4
      PAR VALUE $.01 PER SHARE
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   (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                Page 1 of 8 Pages
                         Exhibit Index Appears on Page 7


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NYFS11...:\90\44090\0009\2579\SCH1088X.58B

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CUSIP No. 518439 10 4                  13G                   Page 2 of 8
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   1          NAME OF REPORTING PERSONS:           LAUDER & SONS L.P.



              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
              PERSONS:
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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                    (A) [_]
                                                                    (B) [X]
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   3          SEC USE ONLY

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   4          CITIZENSHIP OR PLACE OF              DELAWARE
              ORGANIZATION:

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  NUMBER OF           5    SOLE VOTING POWER:              1,930,769
    SHARES
                   -------------------------------------------------------------
 BENEFICIALLY         6    SHARED VOTING POWER:                --
   OWNED BY
                   -------------------------------------------------------------
     EACH             7    SOLE DISPOSITIVE POWER:         1,930,769
   REPORTING
                   -------------------------------------------------------------
 PERSON WITH          8    SHARED DISPOSITIVE POWER:           --

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   9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY       1,930,769
              EACH REPORTING PERSON:

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   10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES:*                                            N/A
                                                                          [-]
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   11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):     3.0%
                                                                  ** SEE ITEM 4
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   12         TYPE OF REPORTING PERSON:            PN
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*        SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  IDENTITY OF ISSUER

        (a)         The name of the issuer is The Estee Lauder Companies Inc.
                    (the "Issuer").

        (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  IDENTITY OF PERSON FILING

        (a) - (c)   This report is being filed by Lauder & Sons L.P. with a
                    business address of 767 Fifth Avenue, New York, New York
                    10153 (the "Reporting Person"). The Reporting Person is a
                    Delaware limited partnership.

        (d) - (e)   This report covers the Issuer's Class A Common Stock, par
                    value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

        Not Applicable.

ITEM 4. OWNERSHIP

        (a) As of December 31, 1997, the Reporting Person beneficially owned 1,930,769 shares of Class A Common Stock as follows:
                    7,692 shares of Class A Common Stock and 1,923,077 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock").

        (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 1,930,769 shares of Class A Common Stock, which would constitute 3.0% of the number of shares of Class A Common Stock outstanding.

                    Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 7,692 shares of Class A Common Stock and the 1,923,077 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 3.1% of the aggregate voting power of the Issuer.

        (c) The following persons share voting power with respect to the 7,692 shares of Class A Common Stock and the 1,923,077 shares of Class B Common Stock owned by



                             Page 3 of 8 Pages
                    the Reporting Person: (i) Leonard A. Lauder, as an individual general partner of the Reporting Person and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of the Reporting Person and (ii) Ronald S. Lauder, as an individual general partner of the Reporting Person and as a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of the Reporting Person. The following persons share dispositive power with respect to the 7,692 shares of Class A Common Stock and the 1,923,077 shares of Class B Common Stock owned by the Reporting Person: (i) Leonard A. Lauder, as an individual general partner of the Reporting Person and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of the Reporting Person; (ii) Ronald S. Lauder, as an individual general partner of the Reporting Person and as a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of the Reporting Person; (iii) Richard D. Parsons and Ira T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of the Reporting Person; and (iv) Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of the Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 7,692 shares of Class A Common Stock and the 1,923,077 shares of Class B Common Stock owned by the Reporting Person: (i) Leonard A. Lauder, as an individual general partner of the Reporting Person and as a co-trustee and beneficiary of The 1995 Estee Lauder LAL Trust, which is a general partner of the Reporting Person; (ii) Ronald S. Lauder, as an individual general partner of the Reporting Person and as a co-trustee and beneficiary of The 1995 Estee Lauder RSL Trust, which is a general partner of the Reporting Person; (iii) Richard D. Parsons and Ira T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of the Reporting Person; and (iv) Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of the Reporting Person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common



                             Page 4 of 8 Pages

        Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.

ITEM 10. CERTIFICATION

        Not Applicable.




                             Page 5 of 8 Pages
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Lauder & Sons L.P.


Date:  February 4, 1998             By:  /s/ Leonard A. Lauder
                                        -------------------------------------
                                        Leonard A. Lauder, General Partner








                             Page 6 of 8 Pages
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                                 EXHIBIT INDEX


Exhibit A         --         List of Parties to the Stockholders' Agreement









                             Page 7 of 8 Pages